Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 May 2012

Name of applicant:		RANDGOLD RESOURCES LIMITED

Name of scheme:		Randgold Resources Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan

Period of return:	From:	11 November 2011	To:	31 May 2012

Balance of unallotted securities under scheme(s) from previous return:		385,199 (Three hundred and eighty five thousand, one hundred and ninety nine) Ordinary Shares of US$0.05 each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):

146,966 (One hundred and forty six thousand, nine hundred and sixty six) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme;

26,667 (Twenty six thousand, six hundred and sixty six) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme; and

35,305 (Thirty five thousand, three hundred and five) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Co-Investment Plan

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		176,261 (One hundred and seventy six thousand, two hundred and sixty one) Ordinary Shares of US$0.05 each

Name of contact:		Martin Welsh

Telephone number of contact:		+44 (0) 1534 735333